FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

Contact: Dan Suesskind
                      Chief Financial Officer
                      Teva Pharmaceutical Industries Ltd.
                      (011) 972-2-589-2840
                      Bill Fletcher
                      President and CEO
                      Teva North America
FOR IMMEDIATE RELEASE   (215) 591-8800
                      Dorit Meltzer
                      Director, Investor Relations
                      Teva Pharmaceutical Industries Ltd.
                      (011) 972-3-926-7554

TEVA ANNOUNCES APPROVAL AND LAUNCH OF GABAPENTIN TABLETS

Jerusalem, Israel, December 15, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the Company's ANDA for Gabapentin Tablets, 600 mg and 800 mg. Shipment of this product has commenced.

Gabapentin Tablets are the AB-rated generic equivalent of Pfizer's anticonvulsant, Neurontin® Tablets, which had annual sales of approximately $1.05 billion for the twelve months ended September 2004.

Teva's launch follows Alpharma's recent introduction of Gabapentin Tablets. The companies will share Alpharma's 180-day period of market exclusivity following Alpharma's request that the FDA allow Teva to sell its product during the exclusivity period. This is pursuant to an agreement signed by the parties in April 2004. Under the terms of that agreement, Teva would make payments under certain conditions, based on its own sales of Gabapentin Capsules and Tablets, to Alpharma relating to the period of exclusivity. The companies commenced shipment of Gabapentin Capsules, 100 mg, 300 mg and 400 mg on October 8th.

Summary judgment motions in this litigation were presented by Teva and other defendants to the U.S. District Court for the District of New Jersey in November. The motions are fully briefed and argued. Teva and Alpharma have entered into risk sharing arrangements relating to this litigation.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: December 15, 2004